02060651

REpower Systems

REpower Systems AG · Flughafenstraße 54 · D-22335 Hamburg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

REpower Systems AG
Hauptverwaltung
Flughafenstraße 54
D-22335 Hamburg

Tel.: +49 - 40 - 53 93 07 - 0
Fax: +49 - 40 - 53 93 07 - 77

E-mail: info@repower.de
Internet: www.repower.de

DEC 13 2002

December 2, 2002

Re: REpower Systems AG
Commission File No.: 82-34654

SUPPL

Ladies and Gentlemen:

Pursuant to our Rule 12g3-2(b) exemption under the U.S. Securities Exchange Act of 1934, as amended, we are hereby furnishing a press release as well as our quarterly report on our nine months results which we published.

Should you have any questions, please feel free to contact Isabelle von Wrede at 0049-40539307-23 at your convenience.

Sincerely,

Isabelle Wrede

Isabelle von Wrede

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

dlw 12/26

Enclosures

PRESS RELEASE

REpower right on course after first nine months: 75% total revenue growth in first nine months of 2002 Significant rise in earnings before interest and taxes (EBIT) in Q3 2002

Hamburg, November 29, 2002. REpower Systems AG (Neuer Markt, German Securities Code/WKN 617703), a leading enterprise in the wind energy sector, has recorded total revenue of EUR 139.5 million in the first nine months of 2002, as against EUR 79.5 million in the prior-year period. This represents a 75% increase in the first nine months of 2002 as against the first nine months of 2001. With total revenue amounting to EUR 139.5 million, earnings before interest and taxes (EBIT) totaled EUR 8.2 million in the first nine months of 2002 as against EUR 1.4 million in the prior-year period – a substantial increase. In particular, this was a result of the positive development in EBIT, which totaled EUR 8.8 million in Q3 2002.

In the first nine months of 2002, 85 wind turbines were installed as against 63 in the prior-year period. This corresponds to a growth rate of around 35%. Installed rated output rose by roughly 113% from 56.5 megawatts in the prior-year period to 120.2 megawatts in the first nine months of 2002. With an installed rated output of 53.1 megawatts as against 25.8 installed megawatts in Q3 2001 (an increase of around 106%), the positive course of business in Q3 2002 made a particularly large contribution to the satisfactory developments in the first nine months of 2002.

EBIT of EUR 8.8 million was generated in Q3 of the current fiscal year, as against EUR -0.3 million in Q3 2001. This represents a substantial increase in earnings for Q3 2002 as against Q3 2001. For the first nine months of 2002, this has resulted in EBIT of EUR 8.2 million as against EUR 1.4 million in the prior-year period.

Net profit for the first nine months of 2002 amounted to EUR 4.4 million, after a net loss of EUR -0.3 million in the comparable prior-year period. Earnings per share were EUR 0.91 after EUR -0.08.

As of the end of September 2002, booked business listed sales agreements for wind turbines with a total rated output of 281 MW, which corresponds to an order

volume of around EUR 240 million. These turbines will predominantly be erected in Q4 2002 and 2003. This represents an extremely large increase in rated output compared with the order situation at the end of the first nine months of 2001 (62,4 megawatts and an order volume of EUR 57.1 million). In addition, the company's consolidated associate Denker & Wulf AG expects to be able to realize further projects involving a total of around 35 wind turbines (roughly 50 megawatts) in the current year.

On the basis of booked business and projects realized to date, REpower's progress in the current fiscal year is fully in line with planning. "40 turbines have already been erected in October and November 2002. We are planning to erect around 25 to 30 turbines in December, and so we are assuming that we will easily exceed our growth target of more than 50% or EUR 220 million total revenue," said REpower CFO Jens-Peter Stöhr, commenting on the prospects for fiscal year 2002 as a whole. "Given a double-digit EBIT margin, we expect to see a similar growth rate for our net profits as for our total revenue," he continued.

"At the time of the IPO, we forecast an increase in total revenue of more than 50% for 2002 and 2003. We are confirming this guidance and are planning to generate total revenue in excess of EUR 330 million in the coming fiscal year. We will also be aiming for a double-digit EBIT margin in 2003," was how Stöhr describes the outlook for the coming fiscal year. Together with the projects already planned for 2003, current booked business already provides a good basis for the growth the company hopes to achieve in 2003.

In view of these positive future prospects, Prof. Fritz Vahrenholt, Chairman of the Managing Board of REpower Systems AG, announced: "If we achieve the goals forecast for fiscal 2002, particularly with regard to the expected increase in earnings, the Managing Board of REpower Systems AG intends to propose to the Supervisory Board and the General Meeting in May 2003 that a portion of the net profits generated in 2002 be distributed to our shareholders as a dividend payment."

In the first nine months of 2002, REpower System AG continued to expand its development program. The prototype for the new 2-megawatt turbine "REpower MM82" with a rotor diameter of 82 meters will be erected as early as spring 2003. In addition, a 60 Hz version of the MD and MM turbines is currently in development for the Japanese and North American markets in 2003. REpower is

also planning to develop an onshore variant of its 5-megawatt REpower 5M offshore turbine. This means that the development of the 3-megawatt MMM turbine that was initially planned has now been postponed. "In REpower's opinion, 3-megawatt turbines will mainly be used as an intermediate step in the offshore market and – as far as Germany is concerned – will only be a niche market for specific locations. REpower will be able to adequately serve this niche with the onshore version of the REpower 5M, particularly as it can be provided for the same specific prices as the projected REpower MMM," said Matthias Schubert, CTO of REpower Systems AG, explaining the new focus of REpower's development program. "With the MM 82, which we can manufacture at significantly lower specific costs than the 3-megawatt turbine we had originally planned, we will be able to offer our customers an extremely competitive turbine," said Schubert on REpower Systems AG's newly announced product.

Annex
REpower Systems Group – key figures

Kennziffern Konzern nach IAS	01/07/02–30/09/02	Pro forma 01/07/01–30/09/01	01/01/02–30/09/02	Pro forma 01/01/01–30/09/01
Revenue in EUR thou.	64,220.8	11,101.2	137,439.3	61,359.7
Total revenue in EUR thou.	64,106.9	32,555.9	139,453.1	79,490.8
Earnings of operations in EUR thou.	8,752.1	-266.5	8,152.3	1,413.7
Earnings before income taxes and minority interest in EUR thou.	8,791.2	-697.7	7,973.6	159.6
Earnings before minority interest in EUR thou.	5,178.6	-432.0	4,631.8	82.8
Net profit/loss in EUR thou.	5,047.6	-763.7	4,383.1	- 262.0

	Sep. 30, 2002
Total assets in EUR thou.	164,336.6
Shareholders' equity in EUR thou.	98,154.9
Equity ratio in %	59.7
Number of no-par value shares* (EUR 1)	4,807,791
Earnings per share in EUR	41.00
Neuer Markt issue price in EUR	42.00
Closing price on Sept. 30, 2002 in EUR	19.73
Initial listing on the Neuer Markt in EUR	March 26, 2002

*weighted average

Order processing by wind turbine model for the third quarter and the first nine months of 2002 and 2001

	Q3 2002 Jul. 1- Sep. 30		Q3 2001 Jul. 1- Sep. 30		Q1 – Q3 2002 Jan. 1- Sep. 30		Q1 – Q3 2001 Jan. 1- Sep. 30	
Wind turbine model	**Number**	**MW**	**Number**	**MW**	**Number**	**MW**	**Number**	**MW**
MM 70					1	2.00		
MD 70/77	33	49.50	12	18.00	74	111.00	17	25.50
57/1000	3	3.00			3	3.00	8	8.00
48/750							1	0.75
48/600	1	0.60	13	7.80	7	4.20	37	22.2
	37	**53.10**	**25**	**25.80**	**85**	**120.20**	**63**	**56.45**

Booked business REpower Systems Group as of September 30, 2002 and September 30, 2001

	Sep. 30, 2002		Sep. 30, 2001	
Wind turbine model	Number of wind turbines	Total output in MW	Number of wind turbines	Total output in MW
MM 70	50	100.0	0	0.0
MD 70/77	112	168.0	36	54.0
57/1000	13	13.0	0	0.0
48/600	0	0.0	14	8.4
	175	**281.0**	**50**	**62.4**

Installed turbines and rated output for each quarter for the years 2000 and 2001

	Q1	Q2	Q3	Q4	Year
2000					
Number of wind turbines	12	13	11	36	72
2001					
Number of wind turbines	16	22	25	62	125
Total rated output in MW	15.45	15.20	25.80	76.30	132.75

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has around 400 employees. The group has gained experience through the installation of more than 650 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Greece, France and Spain, among others.

Contact:

REpower Systems AG

Manuela Scheferling / Public Relations
phone:+49–40–53 93 07–17
fax: +49–40–53 93 07–37
E-mail: m.scheferling@REpower.de

Isabelle von Wrede / Investor Relations
phone: +49-40-53 93 07-23
fax: +49–40–53 93 07–77
E-mail: i.wrede@REpower.de

Interims Report

Report for the first nine months


THOMEN



Dear Shareholders,

The public discussion in the weeks before this year's German parliamentary election about a possible shift in the political framework for wind energy due to a possible change in the ruling coalition came to an end when the Social Democrat/Green Party coalition emerged victorious on September 22, 2002. The coalition agreement dated October 16, 2002 that stipulates the continuation of the legal system of statutory feed-in fees creates a positive foundation for the future of wind energy in Germany. Against the backdrop of the Einspeisegesetz (Electricity Feed-In Act), the wind energy industry again experienced growth with around 1,900 megawatts installed in just the first nine months of 2002 – estimates indicate that the current record of 2,659 megawatts for the twelve months of 2001 will be exceeded in 2002. The wind energy industry is once again one of the growth sectors in a German economy experiencing difficult times.

REpower Systems AG also saw excellent performance in this positive market environment. The 120 megawatts from a total of 85 turbines installed in the first nine months by REpower compared to 56.5 megawatts and 53 turbines in the prior-year period underscore that we are right on course to meet our growth targets and also confirm the long-predicted trend toward larger turbines. We successfully held on to our ranking as the fifth largest manufacturer in Germany with a 6.2 percent market share in the third quarter of 2002.

Once again, we focused on the international expansion of REpower in defined target markets in order to prepare the Company in good time for growth abroad. The formation of the Australian joint venture Notus Energy and the preparations for the formation of Canada-based REpower Wind Corp. are a substantial step in this direction – our strategy is always to seek out strong local partners. In Australia, we have teamed up with the NOTUS Power Partners consortium, which is composed, among other companies, of two subsidiaries of the Australian Downer EDI Group. In Canada, REpower Wind Corp. is partnering with Northland Power, a power utility, and the city of Sudbury, Ontario to develop the first wind farm in the region.

With regard to the expansion of our product range, we are pleased to present another REpower development project: the previously announced two-megawatt turbine with an increased rotor diameter – the REpower MM 82. The prototype of this turbine features a rotor diameter of 82 meters and is expected to be constructed as early as spring 2003. We will be able to market the REpower MM 82, which is based on the MD platform, as a financially attractive and competitive product. The development of our flagship offshore REpower 5M project is also progressing. The master prototype of the world's largest rotor with a diameter of over 125 meters for the REpower 5M is being constructed by our partner, Denmark-based LM Glasfiber, which is the global market leader in rotor blades.

REpower's satisfactory business development is also reflected in our figures for the third quarter. In this period, we were able to generate total revenue of EUR 64.1 million (2001: EUR 32.6 million) and a strongly positive EBIT figure of EUR 8.8 million as compared to the third quarter of 2001 (EUR -0.3 million). This results in total revenue amounting to EUR 139.5 million (2001: EUR 79.5 million) overall for the first nine months with EBIT of EUR 8.2 million.

Our performance in the fourth quarter will be decisive, however – in previous years, around 50 percent of total revenue was generated in this period. About 40 turbines have already been erected in October and November, and we anticipate completing a number of 25-30 turbines in December in accordance with our project planning. Against this backdrop, we are very optimistic about the Company's overall performance for the fiscal year and are confirming our growth target of over 50 percent with regard to installed rated output (megawatts), as well as total revenue, and intend to generate a double-digit EBIT margin.

I hope that the Company's excellent financial results will also positively impact our share price development, so that you – our shareholders – can also benefit from the success of REpower Systems AG.

Sincerely,
Fritz Vahrenholt

Market development

Development in Germany

According to the Bundesverband Windenergie (German Wind Energy Association), the wind energy sector in Germany is headed for another record year based on the figures for the first nine months. By the end of September 2002, 1,377 new wind turbines with a total output of 1,889 megawatts had been constructed. Measured against the increase in the first nine months of 2001 (1,399 megawatts from January to September 2001), this represents growth of approximately 35 percent. A total of around 12,800 wind turbines with a total output of about 10,650 megawatts have already been installed across Germany. Compared to the total rated output as of the end of 2001, this represents an increase of 20 percent. On the whole, the Bundesverband Windenergie anticipates that the positive trend of the first nine months will continue throughout the rest of 2002: the organization projects that the prior-year figure of 2,659 megawatts will be exceeded by newly installed rated output totaling approximately 3,000 megawatts.

The German parliamentary elections on September 22, 2002 were a key event this year for the German wind energy industry. Pre-election discussions concerned the possibility that the German government's stance to date on promoting wind energy, which was guaranteed in the Erneuerbare-Energien-Gesetz (EEG – Renewable Energy Act), might not continue. However, the coalition agreement negotiated by the Social Democrat-Green Party ruling coalition (October 16, 2002) cements the future political framework for wind energy in Germany: according to this agreement, the EEG and the government's policy of promoting renewable energies will be developed further with the aim of doubling the share of total electricity generation and primary energy consumption attributable to renewable energy sources by no later than 2010 (compared to the baseline year of 2000). In terms of offshore facilities, the goal is for wind turbines with a rated output of at least 500 megawatts to be installed by 2006 and turbines with output of 3,000 megawatts to be constructed by 2010. The time limit on support stipulated in the EEG has been updated in line with these goals.

International development

By mid-2002, wind turbines with a total rated output of 26,500 megawatts had been installed worldwide, with around 2,000 megawatts of this total being installed in the first six months of 2002. Europe continues to lead the world in the wind energy sector with 20,000 megawatts installed. In an international comparison, Germany takes the number one spot with over 10,000 megawatts of installed capacity, ahead of the USA (4,300 megawatts), Spain (3,750 megawatts), and Denmark (2,600 megawatts). *(Source: press release by the Bundesverband Windenergie dated October 11, 2002)*

Offshore development

To date, all completed offshore wind energy projects or those in the concrete planning stages are located within the European Union member states. Although initial offshore wind farms have already been built abroad, offshore wind energy generation is still in its infancy with installed capacity of only around 80 megawatts worldwide. Denmark and Sweden began relatively early with the construction of the first pilot offshore wind farms in the coastal waters of the Baltic Sea. The world's largest offshore wind farm ("Horns Rev") with total output of 160 megawatts was constructed in Denmark in the third quarter of 2002. *(Source: press release by the Bundesverband Windenergie dated October 11, 2002)*

In Germany, the federal government has made the construction by 2030 of offshore wind farms with a total of 20 gigawatts of capacity a stated political goal (short-term goals, see above – coalition agreement dated October 16, 2002). No offshore projects have been completed in Germany to date because there are two challenges that must first be addressed. On the one hand, there are technical difficulties involved in planning the German projects at considerable distances from the coast and in deep waters. On the other, connecting the wind farms planned by the German government, which have a total output of 20 gigawatts, to the German electrical grid poses certain problems as well. The industry is, however, pleased to see utilities such as E.on participating in the development of offshore wind farms. At this time, 30 applications have been submitted for offshore wind farms in Germany; five of these are in the Baltic Sea and 25 in the North Sea. The only project that has received approval to date is the pilot phase of the "Borkum West" wind farm planned by Prokon Nord. (Sonne, Wind & Wärme 11/2002, pp. 72 ff.).

Key Figures REpower Systems-Group

Key Figures for the Group	Jul. 1, 2002 - Sep. 30, 2002	Pro-Forma Jul. 1, 2001 - Sep. 30, 2001	Jan. 1, 2002 -Sep. 1, 2002	Pro-Forma Jan. 1, 2001 -Sep. 1, 2001
Revenue in EUR thou.	64,220.8	11,101.2	137,439.3	61,359.7
Total revenue in EUR thou.	64,106.9	32,555.9	139,453.1	79,490.8
Loss from operations in EUR thou.	8,752.1	-266.5	8,152.3	1,413.7
Result before income taxes and minority interest in EUR thou.	8,791.2	-697.7	7,973.6	159.6
Result before minority interest in EUR thou.	5,178.6	-432.0	4,631.8	82.6
Net loss in EUR thou.	5,047.6	-763.7	4,383.1	-262.0

	Sep. 30, 2002
Total assets in EUR thou.	164,336.6
Shareholders' equity in EUR thou.	98,154.9
Equity ratio in %	59.7
Number of no-par value shares weighted average (1 EUR)	4,807.791
Issue price in EUR	41.00
Initial quotation on the Neuer Markt in EUR	42.00
Closing price on September 30, 2002 in EUR	19.73
First trading day on the Neuer Markt in Frankfurt	March 26, 2002

Business development

Total revenue development

Including the financial data from consolidated associates, and in particular from Denker & Wulf AG, the REpower Systems Group generated consolidated total revenue of EUR 139.5 million. This represents growth of 75 percent compared with total revenue for the first nine months of 2001 totaling EUR 79.5 million. The figure for the first three quarters of 2002 corresponds to 95 percent of total revenue for 2001 as a whole.

Earnings

In the third quarter of the current fiscal year, the Company recorded earnings before interest and taxes (EBIT) of EUR 8,752 thousand compared with EBIT of EUR -267 thousand in the prior-year period. In the first nine months of 2002, EBIT amounted to EUR 8,152 thousand. Staff costs rose in the 2001 reporting period by EUR 5,462 thousand to EUR 12,544 thousand, up from EUR 7,082 thousand in the comparable 2001 period. Nonetheless, REpower was able to achieve a substantial improvement in EBIT.

Development in Germany
REpower succeeded in expanding its customer base once again in the third quarter of 2002 by adding numerous private investors, as well as the listed company Umweltkontor Renewable Energy AG, Erkelenz. The Company also won additional orders for new repowering projects in the period under review. At the Wöhrden site, two older 250 kilowatt turbines will be replaced with two REpower MD 70s with a rated output of 1.5 megawatts each, while the Lindewitt-Sillerup site will see replacement of two existing 250 kilowatt turbines with a 1.5 megawatts REpower MD 77 turbine and a 1.0 MW REpower 57/1000 turbine.

At the nine-month mark REpower is still the fifth largest turbine manufacturer in Germany with a market share of 6.2 percent (Bundesverband Windenergie; press release dated October 11, 2002).

International development
The third quarter was again dominated by REpower's push to internationalize its operations in its defined target markets. At the start of the third quarter, the joint venture Notus Energy Pty. Ltd. was formed in conjunction with the Australian NOTUS Power Partners consortium. This joint venture will initially market the REpower MD 70/77 with a rated output of 1.5 megawatts in Australia and New Zealand and is then scheduled to manufacture the turbines under license on site in a planned second phase. The newly formed joint venture, which has already launched its business activities at the headquarters of Walkers Pty Ltd., Maryborough (a partner in the consortium), is the first joint venture between a foreign wind turbine manufacturer and a local partner on the Australian market.

In addition to Australia and the UK, Canada is also one of REpower's important new foreign markets. In the period under review, preparations were made to form REpower Wind Corp., a joint venture with a Canadian consortium. The joint venture aims to construct the first wind farm project with a planned capacity of around 50 megawatts for the city of Sudbury, Ontario. REpower Wind is the preferred supplier for the city of Sudbury and Northland Power for the development of the wind farm in accordance with the memorandum of understanding agreed by the city of Sudbury, Toronto-based utility Northland Power, and REpower Wind Corp. The project is expected to involve the erection of REpower 750 KW class turbines at this site.

After the erection of the first turbine by the REpower joint venture "Les Vents de France" in Cote de l'Epinette (in the Champagne region of France) in August 2002, which is currently the largest turbine in France, the distribution and licensing agreement signed in February 2002 with Meidensha Corporation, Japan, is now producing results as well: the first REpower MD 70 turbine, with a rated output of 1.5 megawatts, was commissioned from REpower and will be erected at a site near Ten No Cho, Japan.

Revenue and order development

The customer orders processed by the REpower Systems Group are shown below:

Wind turbine model	Jul. 1, 2002 – Sep. 30, 2002		Jul. 1, 2001 – Sep. 30, 2001		Jan. 1, 2002 – Sep. 30, 2002		Jan. 1, 2001 – Sep. 30, 2001	
	Number	Megawatts	Number	Megawatts	Number	Megawatts	Number	Megawatts
MM 70					1	2.00		
MD 70/77	33	49.50	12	18.00	74	111.00	17	25.50
57/1000	3	3.00			3	3.00	8	8.00
48/750							1	0.75
48/600	1	0.60	13	7.80	7	4.20	37	22.20
Total	**37**	**53.10**	**25**	**25.80**	**85**	**120.20**	**63**	**56.45**

Orders processed by wind turbine model for Q3 and the first nine months of 2002 and 2001

The table indicates that the number of wind turbines commissioned rose from 63 in the first nine months of 2001 to 85 in the comparable period of 2002. This corresponds to a growth rate of 35 percent. The rise in sales volume can be seen even more clearly in the total rated output, which more than doubled from 56.45 megawatts to 120.20 megawatts in the first three quarters of 2001. One cause of this increase is the continual growth in demand for large turbines with a rated output of 1.5 megawatts.

The following table shows the REpower Systems Group's booked business as of September 30, 2002 and September 30, 2001:

Wind turbine model	Sep. 30, 2002		Sep. 30, 2001	
	Number of wind turbines	Total capacity in Megawatts	Number of wind turbines	Total capacity in Megawatts
MM 70	50	100.0		
MD 70/77	112	168.0	36	54.0
57/1000	13	13.0		
48/600			14	8.4
Total	**175**	**281.0**	**50**	**62.4**

REpower Systems Group's booked business as of September 30, 2002 and September 30, 2001.

The table shows that purchase agreements for 175 wind turbines with a total rated output of 281.0 megawatts had been concluded by the end of September 2002. Measured against the comparable nine-month period in the previous year (50 wind turbines with a rated output of 62.4 megawatts), this represents a 250 percent increase in the number of wind turbines commissioned and a 350 percent rise in total rated output.
The turbines currently listed under booked business will be erected in Q4 2002 and in 2003. In addition, the Group's consolidated associate, Denker & Wulf AG, expects that it will be able to realize projects with a total of around 35 wind turbines in Q4.

Employees
The number of staff employed by the REpower Systems Group as of September 30, 2002 totaled 390.
A total of 240 staff were employed as of September 30 of the previous year; the number of employees thus increased by 150 within one year. The increase took place in the following areas in particular: services (47), development centre (22), technical support (14), international projects (15).



Research and development

In the period under review, the pp 82 rotor blade was developed for REpower Systems AG's new product, the REpower MM 82 turbine with a rated output of 2 megawatts, which is being manufactured to order by Abeking & Rasmussen. The pp 82 is a highly innovative rotor blade. Featuring a carbon fiberglass hybrid structure, these blades weight the same as the blades for the MD 70 and therefore provide the key to the excellent profitability of the MM 82. Series production of the pp 77 rotor blades also produced by Abeking & Rasmussen for the 1.5 megawatts REpower MD 77 turbine started successfully, with measurement results validating the special design of the blades.
The results of the field measurements taken of the prototypes of the high-wind MM 70 turbine (with a rated output of 2 megawatts) constructed at the end of May were also satisfactory: the smooth test operation of the MM 70 to date demonstrated that the power curve is well beyond expectations. This turbine stands out due to its relatively high output, thanks to its availability of over 97 percent demonstrated in test operation.
The development of the 5M offshore turbine is also on schedule. The Danish rotor blade manufacturer LM Glasfiber, which is the cooperation partner named by REpower for development of the rotor blade for this turbine, has already begun constructing the master prototype of the 125 m - diameter rotor for the REpower 5M, currently the largest rotor in the world. In the period under review, REpower was one of the first manufacturers to achieve compliance with the new grid feed-in requirements ("E.on requirements"). This ensures that REpower's multi-megawatt turbines can be connected to the power grid across Germany in 2003.

The prototype for the new 2-megawatt turbine "REpower MM82" with a rotor diameter of 82 meters will be erected as early as spring 2003. In addition, a 60 Hz version of the MD and MM turbines is currently in development for the Japanese and North American markets in 2003. REpower is also planning to develop an onshore variant of its 5-megawatt REpower 5M offshore turbine. This means that the development of the 3-megawatt MMM turbine that was initially planned has now been postponed. In REpower's opinion, 3-megawatt turbines will mainly be used as an intermediate step in the offshore market and - as far as Germany is concerned - will only be a niche market for specific locations. REpower will be able to adequately serve this niche with the onshore version of the REpower 5M, particularly as it can be provided for the same specific prices as the projected REpower MMM. With the MM 82, which we can manufacture at significantly lower specific costs than the 3-megawatt turbine we had originally planned, we will be able to offer our customers an extremely competitive turbine.

Outlook

REpower Systems AG is very optimistic about the prospects for the fourth quarter, as well as for fiscal 2002 as a whole. We anticipate that REpower will meet its revenue growth target of over 50 percent and generate a double-digit EBIT margin in view of the around 40 turbines installed in the months of October and November 2002 alone, along with the orders of 25 - 30 turbines that will be completed in December 2002. Income from project development and from the licensing business will contribute substantially to the positive performance of our profit from operations in particular.

Shareholdings of the Management Board and the Supervisory Board

The Chairman of the Management Board, Prof. Dr. Fritz Vahrenholt, holds 23,300 no-par value shares of the Company. The members of the Management Board Jens-Peter Stöhr and Matthias Schubert hold 23,000 and 21,700 no-par value shares of the Company respectively.
Management Board member Hugo Denker indirectly holds around 40.37 percent of the voting rights in the Company in accordance with section 22 (1) No. 1 of the WpHG; he holds shares in subsidiaries which in turn hold voting rights in the Company.
The Management Board members Prof. Fritz Vahrenholt, Matthias Schubert and Jens-Peter Stöhr are members of a voting pool and, as such, have agreed to exercise their voting rights jointly. As voting pool participants, Prof. Fritz Vahrenholt, Matthias Schubert and Jens-Peter Stöhr hold around 5.27 percent of the voting rights in the Company in accordance with section 22 (2) of the Wertpapierhandelsgesetz (WpHG - German Securities Trading Act).
The Chairman of the Supervisory Board, Dr. Klaus-Detlef Wulf, holds 7,700 no-par value shares of the Company. The Supervisory Board members Dr. Klaus-Detlef Wulf and Monika Kuck hold material interests in companies which hold 40.37 percent of the voting rights in the Company or to which these rights are attributable in accordance with section 22 (1) no. 1 (WpHG).

Consolidated balance sheet as of September 30, 2002 in accordance with IAS

Assets (EUR thou.)	Sep. 30, 2002	Dec. 31, 2001
Current assets		
Cash and cash equivalents	15,090.5	2,869.1
Short-term investments/marketable securities	2,979.3	0.7
Shares in project companies	1,995.0	1,992.1
Gross amount due from customers for contract work	22,576.1	2,664.1
Trade accounts receivable	35,339.0	26,383.1
Accounts receivable due from related parties	972.7	314.5
Receivables from project companies	2,168.5	1,726.3
Inventories	51,035.4	23,274.4
Deferred tax asset	5,015.7	0.0
Prepaid expenses and other current assets	6,540.9	4,679.3
Total current assets	**143,713.2**	**63,903.4**
Non-current assets		
Property, plant and equipment	17,174.7	13,961.6
Intangible assets	912.4	888.0
Goodwill	1,600.2	1,958.8
Investments	766.7	653.4
Notes receivable/loans	169.4	169.4
Total non-current assets	**20,623.4**	**17,631.3**
Total assets	**164,336.6**	**81,534.7**

Liabilities and shareholders' equity (EUR thou.)	Sep. 30, 2002	Dec. 31, 2001
Current liabilities		
Short-term debt and current portion of long-term debt	1,100.8	14,597.7
Trade accounts payable	18,148.7	10,765.9
Accounts payable due to related parties	13.2	552.4
Liabilities to project companies	0.0	825.2
Advance payments received	3,495.5	861.3
Accured expenses	17,851.7	13,863.5
Deferred revenues	2,603.6	70.4
Income tax payable	8,544.8	6,459.0
Deferred tax liability	4,913.1	381.0
Other current liabilities	1,195.6	8,039.1
Total current liabilities	**57,867.1**	**56,415.4**
Non-current liabilities		
Long-term debt, less current portion	6,450.7	7,273.0
Deferred tax liability	299.2	625.0
Total non-current liabilities	**6,749.9**	**7,898.0**
Minority interest	1,564.8	1,458.6
Shareholders' equity		
Share capital	5,401.2	3,401.2
Additional paid-in capital	79,385.7	3,376.5
Retained earnings/accumulated deficit	13,368.0	8,984.9
Total shareholders' equity	**98,154.9**	**15,762.6**
Total liabilities and shareholders' equity	**164,336.6**	**81,534.7**

Consolidated income statement for the period January 1, 2002 – September 30, 2002 in accordance with IAS

Income statement (EUR thou.)	Jul. 1, 2002 -Sep. 30, 2002	Pro forma Jul. 1, 2001 -Sep. 30, 2001	Jan. 1, 2002 -Sep. 30, 2002	Pro forma Jan. 1, 2001 -Sep 30, 2001
Revenues	64,220.8	11,101.2	137,439.3	61,359.7
Changes in inventories of finished goods and work in progress	-113.9	21,465.7	2,013.8	18,131.1
Production of own fixed assets capitalized	0.0	-11.0	0.0	0.0
Total revenues	**64,106.9**	**32,555.9**	**139,453.1**	**79,490.8**
Other operating income	101.5	343.5	373.2	1,045.0
Cost of purchased materials and services	-47,712.3	-28,167.1	-105,549.7	-62,700.3
Personnel expenses	-4,696.3	-2,418.1	-12,543.9	-7,081.7
Depreciation and amortization	-613.2	-419.6	-1,654.7	-1,217.7
Amortization (and impairment) of goodwill	-113.1	-113.1	-339,3	-339.3
Other operating expenses	-2,321.4	-2,048.0	-11,586.4	-7,783.1
Operating income / loss	**8,752.1**	**-266.5**	**8,152.3**	**1,413.7**
Interest income and expense	53.9	-320.6	-163.9	-1,139.2
Income from investments	0.0	0.0	0.0	0.3
Write downs on financial assets and short term investments	-14.8	-110.6	-14.8	-114.8
Result before income taxes (and minority interest)	**8,791.2**	**-697.7**	**7,973.6**	**159.6**
Income tax	-3,604.5	-266.6	-3,309.7	-61.0
Other tax	-8.1	-0.9	-32.1	-15.8
Result before minority interest	**5,178.6**	**-432.0**	**4,631.8**	**82.8**
Minority interest	-131.1	-331.7	-248.8	-344.8
Net income / loss	**5,047.6**	**-763.7**	**4,383.1**	**-262.0**
Net income per share	0.93	-0.23	0.91	-0.08
Weighted average shares outstanding	5,401,198	3,295,636	4,807,791	3,085,671

Consolidated cash flow statement for the first nine months 2002

Cash flow statement (EUR thou.)	Sep. 30, 2002	Pro forma Sep. 30, 2001
Cash flows from operating activities:		
Net profit/loss	4,383.1	-262.0
Adjustments for:		
Minority interest	106.1	-641.2
Depreciation and amortization	1,994.0	1,557.0
Increase/decrease in provisions and accurals	3,988.2	-1,330.2
Losses/gains on the disposal of fixed assets	0.0	0.0
Change in net working capital	-51,314.6	-6,376.3
Net cash provided by / used in operating activities	**-40,843.2**	**-7,052.7**
Cash flows from investing activities:		
Acquisition of subsidiaries, net of cash acquired	163.0	0.0
Purchase of property, plant and equipment	-5,258.2	-6,193.7
Proceeds from sale of equipment	109.1	64.0
Net cash used in investing activities	**-4,986.1**	**-6,129.7**
Cash flows from financing activities:		
Proceeds from issuance of share capital	82,000.0	3,647.0
net IPO expenses	-6,651.7	0.0
Withdrawals by original shareholders	0.0	-6,754.2
Adjustment pro forma minority interest (01.01.2001)	0.0	-1,238.4
Proceeds from short or long-term borrowed	0.0	0.0
Cash repayments of amounts borrowings	-822.3	-862.7
Net cash provided by/used in financing activities	**74,526.3**	**-5,208.3**
Net increase/decrease in cash and cash equivalents	**28,697.0**	**-18,390.7**
Cash and cash equivalents at beginning of period	-11,728.6	-10,069.1
Cash and cash equivalents at end of period	**16,968.4**	**-28,459.8**
Cash and short term investments	18,069.2	4,085.4
Short-term debt	-1,100.8	-32,545.2
Cash and cash equivalents at end of period	**16,968.4**	**-28,459.8**

Accounting policies

The accompanying consolidated interim financial statements for the period January 1, 2002 to September 30, 2002 were prepared on the basis of the single-entity financial statements of all consolidated companies in accordance with the HGB (German Commercial Code) and adapted to IASs. The required consolidation entries were taken into account and the applicable IAS rules regarding recognition and measurement were observed.

The standards of the IASB (International Accounting Standards Board) were already applied to the REpower Systems Group's annual financial statements as of December 31, 2001. The accounting policies applied to the consolidated financial statements for 2001 were applied unchanged to the consolidated interim financial statements as of September 30, 2002. In addition, the provisions of IAS 34 were observed in the preparation of the interim financial statements for the first nine months. The underlying single-entity financial statements were prepared in euros or converted at the official exchange rate.

To aid comparison, the consolidated balance sheet as of September 30, 2002 contains the corresponding figures from the annual financial statements as of December 31, 2001. The consolidated income statement includes the prior-year amounts as of September 30, 2001 (pro forma amounts). It was necessary to calculate pro forma amounts because REpower Systems AG did not prepare an interim financial report in accordance with HGB or IAS as of September 30, 2001. The same applies for the calculation of earnings per share in the prior-year period.

During the period between September 30, 2002 and the preparation date of this interim report, no events occurred which had a material effect on the net assets, financial position and results of operations of the Group.

Basis of consolidation

The following German companies were included in consolidation in the period under review:

	Proportion of ordinary share capital held by the Group	
	Sep. 30, 2002 [in %]	Dec. 31, 2001 [in %]
Denker & Wulf AG	84.15	84.15
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.68	73.68
Regenerative Energiewandlung REW GmbH	84.15	84.15

Denker & Wulf AG develops wind farm projects. Previously, the company was entered in the commercial register as a commercial partnership under the name Regenerative Energien Denker & Dr. Wulf KG. Effective October 1, 2001, the company's legal form was changed to that of a Kapitalgesellschaft.

Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG and Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG are both wind turbine operating companies. Regenerative Energiewandlung REW GmbH is both a general partner of other wind farm companies as well as an operator of a wind turbine.

The companies consolidated have not changed since publication of the annual financial statements for the period ended December 31, 2001. Foreign subsidiaries will be included for the first time in the consolidated financial statements for the period ended December 31, 2002. In addition – as in the consolidated financial statements as of December 31, 2001 – a total of 58 companies were not consolidated for reasons of materiality.

Notes to the balance sheet

Total assets increased by EUR 82,802 thousand against the comparable prior-year period. This development mostly relates to current assets. Cash and cash equivalents rose by EUR 12,221. Some of the cash and cash equivalents raised by the IPO were used to acquire securities, with the result of increasing marketable securities by EUR 2,979. Future receivables from manufacturing orders increased by EUR 19,912. In addition, trade receivables rose by EUR 8,956 because of the higher order volume. Inventories, consisting of raw materials and consumables as well as wind turbines under development, increased by EUR 27,761 thousand as of the balance sheet date. In general, this reflects the high volume of business in September 2002 and the preparations for the expected increase in revenue in Q4 2002. The other items of current assets did not change materially, with the exception of current deferred tax assets. Deferred tax assets increased to EUR 5,015 thousand as a result of future tax benefits relating to the negative interim result for the first nine months in accordance with HGB. Long-lived assets, in particular noncurrent assets, recorded only a relatively minor increase.

Shareholders' equity increased by EUR 82,392 thousand, primarily due to the IPO on March 22, 2002. A capital increase was implemented for the IPO against the issue of two million new no-par value shares with a notional value of EUR 1.00 per share. The premium of EUR 80 million resulting from the IPO was appropriated to the share premium account. The costs of the IPO, less the related income tax benefit, are recognized on the balance sheet as a reduction in the share premium in accordance with the provisions of SIC 16.6.

The Company's liabilities consist of EUR 57,867 thousand in current liabilities and EUR 6,750 thousand in noncurrent liabilities. Current liabilities increased by EUR 1,452 thousand as of the nine-month reporting date. The decline of EUR 13,497 thousand in current liabilities to banks was due to the fact that that the cash and cash equivalents from the IPO were used to reduce the Company's liabilities. At the same time, trade payables increased by EUR 7,383 thousand due to the increased order volume. Income tax payable increased by EUR 2,086 thousand as a result of tax deferrals for subsidiaries.

Noncurrent liabilities primarily decreased due to scheduled repayments of bank loans.

Notes to the income statement

Revenue of EUR 139,453 thousand was generated from the sale of wind turbines and wind farms and from service and license earnings in the first nine months of 2002. Compared to the prior-year period, this represents an absolute increase in revenue of EUR 59,962 thousand, or a relative increase of 75 percent. At the same time, a higher number of employees caused staff costs to rise to EUR 12,544 thousand (in the pro forma comparable period: EUR 7,082 thousand), while the Company's increased business activities caused other operating expenses to rise to EUR 11,586 thousand (in the pro forma comparable period: EUR 7,783 thousand). These developments resulted in a nine-month profit of EUR 4,383 thousand.

Notes to the cash flow statement

The cash flow statement shows net cash from financing activities of EUR 74,526 thousand, which was primarily generated by the proceeds from the IPO, less the directly related costs. This inflow of funds was offset by net cash used in increased operating activities of EUR 40,843 thousand (mostly due to the increase in receivables and inventories) and net cash used in investing activities of EUR 4,986 thousand.

The cash flow statement as of September 30, 2002 was compared with a pro forma cash flow statement as of the prior-year reporting date. The pro forma cash flow statement as of September 30, 2001 reflects the cash flow between the nine months financial statements as of September 30, 2001 and the pro forma consolidated financial statements as of December 31, 2000. Any differences resulting from the reconciliation between the pro forma consolidated financial statements as of December 31, 2000 and the consolidated opening balance sheet as of January 1, 2001 are presented as special items under financing activities. These included a necessary adjustment to the minority interest in equity, since a minority interest had already been assumed in the pro forma periods - in contrast to the actual situation - in order to aid comparability.